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Exhibit 12.1

REG S-K.T. Item 503(d)

	Fiscal Year Ended December 31,
						Nine Months Ended September 30, 2011
	2006	2007	2008	2009	2010
						(unaudited)
Earnings
Income (loss) from continuing operations before taxes	$(99,880)	$(44,112)	$(11,006)	$8,004	$14,248	$(16,231)
Fixed charges	8,215	7,668	6,295	5,720	5,362	3,798

Total earnings	$(91,665)	$(36,444)	$(4,711)	$13,724	$19,610	$(12,433)

Fixed charges
Interest expensed and capitalized	$4,765	$4,188	$3,565	$3,470	$2,962	$1,968
Portion of rental expense under operating leases deemed to be representative of the interest factor	3,450	3,480	2,730	2,250	2,400	1,830

Total fixed charges	$8,215	$7,668	$6,295	$5,720	$5,362	$3,798

Ratio of earnings to fixed charges	N/A	N/A	N/A	2.4x	3.7x	N/A
Deficiency of earnings to fixed charges	$(99,880)	$(44,112)	$(11,006)	N/A	N/A	$(16,231)

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  Exhibit 12.1